United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Vale announces the sale of its coal assets

Rio de Janeiro, December 21st, 2021 – Vale S.A. (“Vale” or the “Company”) informs that, on this date, it has entered into a binding agreement with Vulcan Minerals (“Vulcan”) to sell the Moatize coal mine (“Moatize mine”) and the Nacala Logistics Corridor (“NLC”) for total proceeds of US$ 270 million, comprised of US$ 80 million at Closing and US$ 190 million from the existing business until Closing; plus a 10-year Royalty Agreement subject to certain mine production and coal price conditions. The Closing of the transaction is subject to the satisfaction of customary conditions precedent, including the approval of the Ministry of Mineral Resources and Energy of Mozambique pursuant to the Mining Law No. 20/2014, and the approval of the Government of Mozambique pursuant to the Concession Agreements for the change of control and antitrust. Vale is committed to work together with both Mozambique and Malawi governments to ensure a smooth transition to the new operator.

Divestment process

In early 2021, Vale announced its objective to no longer own coal assets, focusing on its core businesses and on its ambition to become a leader in low-carbon mining. Over the past 15 years, Vale has worked in partnership with Mozambique and Malawi governments in the implementation of the Moatize mine and NLC’s 912-km railway for coal transportation, in addition to the revamp of general cargo operations and passengers transportation. These investments represent a relevant legacy to the countries and are an important driver for local development. While conducting a responsible search process for an investor in the coal business, Vale continued to support the project's ramp-up and its commitments to society and stakeholders.

“I am pleased to announce this important step for the responsible divestment of Moatize and NLC, in a transaction that benefits the communities and governments where those operations are located and offering a sustainable future for the operations. This is another accomplishment on our commitment to reshape our company, focusing on our core businesses," said Eduardo Bartolomeo, Vale CEO.

About Vulcan

Vulcan is a private company and part of the renowned US$ 18 billion Jindal Group. The Jindal Group has rich experience working in Mozambique with its Chirodzi mine operations, located in the Tete Basin in Mozambique, an open cast mine operating at 5 Mtpa in FY21. Jindal Group companies are a signatory to the World Steel Sustainable Development Charter, 2015 and are also a Climate Action member with the World Steel Association. These policies reflect the purpose and intent of the Group towards the United Nation Global Compact, World Steel Sustainable Development Charter and the Global Reporting Initiative Standards. The Jindal Group also has numerous foundations that are pursuing its CSR and philanthropic initiatives, with primary focus on addressing health and nutrition needs, drinking water & sanitation, access to education, women empowerment and others.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 21, 2021		Head of Investor Relations